UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number: 333-226308

COLOR STAR TECHNOLOGY CO., LTD.

(Translation of registrant’s name into English)

800 3rd Ave, Suite 2800

New York NY 10022

(212) 220-3967

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into Material Definitive Agreements in Connection with a Registered Direct Offering.

On September 15, 2020, Color Star Technology Co., Ltd. (the “Company”) and certain institutional investors (the “Purchasers”) entered into that certain securities purchase agreement (the “Purchase Agreement”), pursuant to which the Company agreed to sell to such Purchasers an aggregate of 13,200,000 ordinary shares (the “Shares”), par value $0.001 per share (the “Ordinary Shares”) in a registered direct offering and warrants (the “Warrants,” each, a “Warrant”) to purchase up to 11,880,000 Ordinary Shares in a concurrent private placement, for gross proceeds of approximately $6.6 million (the “Offering”).

The Warrants will be exercisable immediately upon the date of issuance and have an exercise price of $0.55. The Warrants will expire 5.5 years from the date of issuance. The purchase price for each Share and the corresponding warrant is $0.50. Each Warrant is subject to anti-dilution provisions to reflect stock dividends and splits or other similar transactions. The Warrants contain a mandatory exercise right for the Company to force a cash exercise of the Warrants if the Ordinary Shares trade at or above 400% of the purchase price per Share in the Offering (or $2.00) for 20 consecutive trading days.

Pursuant to the Purchase Agreement, from the date of the Purchase Agreement until forty-five (45) days after the closing of the Offering, the Company and its subsidiaries shall not issue any Ordinary Shares or the equivalents or file any registration statement, or amendment or supplement thereto, with the U.S. Securities and Exchange Commission (the “Commission”), other than the prospectus supplement related to the Offering. Such restriction does not apply to certain exempt issuances as described in the Purchase Agreement, including the issuances of (i) Ordinary Shares or options pursuant a properly adopted employee stock option plan of the Company, (ii) securities issued as a result of the exercise of the convertible securities of the Company that are outstanding on the date of the Purchase Agreement, (iii) restricted Ordinary Shares issued in connection with a private placement of up to a maximum of $5 million in gross proceeds to no more than four (4) non-U.S. persons, which such private placement is subject to certain other conditions and restrictions.

The Company also agreed in the Purchase Agreement that it would file with the Commission a registration statement on Form F-1 (or such other form as the Company is then eligible to use) as soon as practicable (and in any event within 45 calendar days of the closing of the Offering) providing for the resale by the Purchasers of the Ordinary Shares issuable upon exercise of the Warrants, and that it would use commercially reasonable efforts to cause such registration statement to become effective within 181 days following the closing of the Offering.

In addition, pursuant to the Purchase Agreement, from the date of the Purchase Agreement until such time as no Purchaser holds any of the Warrants issued in the concurrent private placement, the Company shall be prohibited from effecting or entering into an agreement to effect any issuance by the Company or any of its subsidiaries of ordinary shares or ordinary share equivalents involving a Variable Rate Transaction, which means a transaction in which the Company (i) issues or sells any debt or equity securities that are convertible into, exchangeable or exercisable for, or include the right to receive additional ordinary shares either (A) at a conversion price, exercise price or exchange rate or other price that is based upon and/or varies with the trading prices of or quotations for the ordinary shares at any time after the initial issuance of such debt or equity securities, or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such debt or equity security or upon the occurrence of specified or contingent events directly or indirectly related to the business of the Company or the market for the ordinary shares or (ii) enters into, or effects a transaction under, any agreement, including, but not limited to, an equity line of credit or at-the-market offering facility, whereby the Company may issue securities at a future determined price.

The Company currently intends to use the net proceeds from the Offering for working capital and other general corporate purposes. The Offering closed on September 17, 2020.

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The Company also entered into a placement agency agreement dated September 15, 2020 (the “Placement Agency Agreement”) with Maxim Group LLC, as exclusive placement agent (the “Placement Agent”), pursuant to which the Placement Agent agreed to act as the placement agent in connection with the Offering. The Company agreed to pay the Placement Agent an aggregate fee equal to 7% of the gross proceeds raised in the Offering and $5,000 for non-accountable expenses. The Company also agreed to reimburse the Placement Agent for certain expenses, including for fees and expenses related to legal expenses limited to $25,000.

The Placement Agent has required that the officers and directors of the Company enter into lock-up agreements (each a “Lock-Up Agreement”) pursuant to which these persons have agreed that, without the prior consent of the Placement Agent, they will not, for a period of 180 days following the closing of the Offering, subject to certain exceptions, offer, sell or otherwise dispose of or transfer any securities of the Company owned by them as of the date of the closing of the Offering or acquired during the lock-up period.

A copy of the form of Placement Agency Agreement, form of the Purchase Agreement, form of Warrant, and the form of Lock-Up Agreement are attached hereto as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively, and are incorporated herein by reference. The foregoing summaries of the terms of the form of Placement Agency Agreement, the form of Purchase Agreement, the form of Warrant, and the form of Lock-Up Agreement are subject to, and qualified in their entirety by, such documents.

On September 16, 2020, the Company issued a press release announcing the Offering. A copy of the press release is attached hereto as Exhibit 99.5. A copy of the legal opinion issued by the Company’s Cayman counsel Conyers Dill & Pearman is attached hereto as Exhibit 99.6.

The sale and offering of the Shares pursuant to the Purchase Agreement was effected as a takedown off the Company’s shelf registration statement on Form F-3, as amended (File No. 333-236616), which became effective on March 10, 2020, pursuant to a prospectus supplement filed with the Commission (collectively, the “Registration Statement”). The Warrants and Ordinary Shares underlying the Warrants were not offered pursuant to the Registration Statement and were offered pursuant to an exemption from the registration requirements of Section 5 of the Securities Act of 1933, as amended, contained in Section 4(a)(2) thereof and/or Regulation D promulgated thereunder.

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Financial Statements and Exhibits.

Exhibits.

Exhibit No.	Description
99.1	Form of Placement Agency Agreement, between Color Star Technology Co., Ltd. and Maxim Group LLC
99.2	Form of Securities Purchase Agreement between the Company and the Purchasers
99.3	Form of Warrants
99.4	Form of Lock-Up Agreement
99.5	Press Release dated September 16, 2020
99.6	Legal Opinion of Conyers Dill & Pearman

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 17, 2020

COLOR STAR TECHNOLOGY CO., LTD.

By:	/s/ Biao (Luke) Lu
Name:	Biao (Luke) Lu
Title:	Chief Executive Officer

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